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                             BYLAWS

                               of

                       THE EQUITABLE FUNDS

                Amendment dated October 16, 1991


    In accordance with the resolution adopted by the Board of Trustees of The Equitable Funds (the "Trust") at a meeting held on October 16, 1991, the Bylaws of the Trust are hereby amended as follows:

         1. The following sentence is added before the last three sentences of Section 1 of Article 11:

         The placing of a Shareholder's name on a proxy pursuant to telephonic or electronically transmitted instructions obtained pursuant to procedures reasonably designed to verify that such instructions have been authorized by such Shareholder shall constitute election of such proxy by or on behalf of such Shareholder.

         2.   The following new Section 10.8 is added to
Article 10:

         10.8 Derivative Claims. No Shareholder shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any series or class thereof without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall be excused only when the plaintiff makes a specific showing that irreparable injury to the Trust or series or class would otherwise result. Such demand shall be made to the Clerk or the Trust at the Trust's principal office and shall set forth in reasonable detail the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand within 45 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or series or class, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders. Any decision by the Trustees to bring or



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         maintain a court action, proceeding or suit on behalf of
         the Trust or a series or class shall be subject to the right of the Shareholders under Section of Article 11 of these Bylaws to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained.















































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